RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-68747

PROSPECTUS

                           Merrill Lynch & Co., Inc.
                                 Japan Index SM
        Equity Participation Securities with Minimum Return Protection due January 31, 2000


     This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the securities.





The Securities:                                 Payment at Maturity:

o 100% principal protection at maturity         o On the maturity date, for
                                                  each security you
o No  payments  before the  maturity date         own, we will pay you an
                                                  amount equal to the
o Senior  unsecured debt  securities              sum of the principal amount of
  of Merrill Lynch & Co., Inc.                    each security and an
o Linked to the value of the Japan Index          additional amount based on the
o The securities are listed on the American       percentage increase, if any,
  Stock Exchange under the symbol "MJP.A".        in the value of the Japan
                                                  Index as described in this
                                                  prospectus.
                                                o You will receive no less than
                                                  $1,150 per $1,000 principal
                                                  amount of your securities.



                   INVESTING IN THE SECURITIES INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                                 _____________

                               MERRILL LYNCH & CO.
                                 _____________



                 The date of this prospectus is June 24, 1999.


SM "Japan Index" is a service mark of the American Stock Exchange.






                               TABLE OF CONTENTS

                                                                          Page

RISK FACTORS...................................................................3

MERRILL LYNCH & CO., INC.......................................................6

RATIO OF EARNINGS TO FIXED CHARGES.............................................7

DESCRIPTION OF SECURITIES......................................................8

THE INDEX.....................................................................16

OTHER TERMS...................................................................19

WHERE YOU CAN FIND MORE INFORMATION...........................................22

INCORPORATION OF INFORMATION WE FILE WITH THE SEC.............................22

PLAN OF DISTRIBUTION..........................................................23

EXPERTS.......................................................................23






                                  RISK FACTORS

     Your investment in the securities will involve risks. You should carefully consider the following discussion of risks before investing in the securities. In addition, you should reach an investment decision with regard to the securities only after consulting with your legal and tax advisers and considering the suitability of the securities in the light of your particular circumstances.

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT

     In addition to the principal amount of your securities, we will pay you an amount at maturity based on the percentage increase, if any, in the value of the Japan Index. We will determine this additional amount, if any, by calculating the final average value of the Japan Index shortly before the stated maturity date. You should be aware that if the final average value of the Japan Index, calculated as described in this prospectus, does not exceed 195.46, the closing value of the Japan Index on January 20, 1994, by more than approximately 13.04%, you will receive only the principal amount of your securities and an additional amount equal to $150 for each $1,000 principal amount of your securities. Therefore, the amount that we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a senior non-callable debt security of Merrill Lynch & Co., Inc. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

     The Japan Index does not reflect the payment of dividends on the stocks underlying it and therefore, in addition to the considerations regarding averaging discussed below, the yield based on the Japan Index to the maturity of the securities will not produce the same yield as if you purchased those underlying stocks and held them for a similar period.

     Because the final average value of the Japan Index will be based upon average values of the Japan Index during specified periods in three successive years, a significant increase in the Japan Index as measured by the average values during the specified period in the final year, or in any single earlier year, may be substantially or entirely offset by the average values of the Japan Index during the specified periods in the other two years.

     The index used to calculate any additional amounts payable to you on the maturity date will initially be the Japan Index, which is currently calculated and published by the AMEX. Upon the occurrence of certain events described under "Description of Securities--Substitution of the Index", a New Japan Index which will also relate to the trading of equity securities in Japan, will be substituted for the Japan Index. The required characteristics of the New Japan Index are described in this prospectus; however, the New Japan Index does not currently exist, and the New Japan Index may be calculated and published by a United States stock exchange other than the AMEX. In the event that a New Japan Index is substituted for the Japan Index, no assurance can be given as to whether any additional amounts payable to you on the maturity date calculated on the basis of any New Japan Index will be more than or less than or equal to the additional amount which would have been payable had any substitution not occurred.

YOUR RETURN MAY BE AFFECTED BY FACTORS AFFECTING THE VALUE OF JAPANESE STOCKS

     Because the underlying stocks included in the Japan Index have been issued by Japanese companies, the return on your securities will be affected by risks relating to an investment in Japanese equity securities. The Japanese securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets and cross-shareholdings in Japanese companies on those markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. In addition, recent or future changes in the Japanese government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and fluctuations in the rate of exchange between currencies may negatively affect the Japanese securities markets. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in economic factors such as growth in gross national product, rates of inflation, capital reinvestment, resources and self-sufficiency.

MANY FACTORS AFFECT THE TRADING VALUE OF THE SECURITIES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR

     The trading values of the securities will be affected by a number of factors that interrelate in complex ways, including our creditworthiness and those factors listed below. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the securities attributable to another factor, such as an increase in the value of the Japan Index. The following paragraphs describe the expected impact on the trading value of the securities given a change in a specific factor, assuming all other conditions remain constant.

     THE VALUE OF THE JAPAN INDEX IS EXPECTED TO AFFECT THE TRADING VALUE OF THE SECURITIES. We expect that the trading value of the securities will depend primarily on the extent of the appreciation, if any, of the Japan Index over its initial value of 195.46. If, however, you sell your securities before the maturity date at a time when the Japan Index exceeds its initial value, the price you receive may be at a discount from the amount payable if that excess were to exist at maturity of the securities because of the possible fluctuation in the value of the Japan Index between the time of that sale and the maturity date and the effect of the value of the Japan Index on the days used to calculate the final average value of the Japan Index, if any. Furthermore, the price at which you will be able to sell your securities before maturity may be at a discount, which could be substantial, from the principal amount of your securities, if, at that time, the Japan Index is below, equal to, or not sufficiently above, the initial value of the Japan Index and/or if the value of the Japan Index on the days used to calculate the final average value, if any, was below, equal to or not sufficiently above the initial value. Lastly, because the final average value is an average of the three values as described below, the price at which you will be able to sell your securities in the secondary market may be at a discount if the first or second value of the Japan Index is below the initial value.

     CHANGES IN U.S. AND JAPANESE INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE SECURITIES. In general, if U.S. interest rates increase, we expect the value of the securities to decrease. If U.S. interest rates decrease, we expect the value of the securities to increase. In general, if Japanese interest rates increase, we expect the value of the securities to increase. If Japanese interest rates decrease, we expect the value of the securities to decrease. Interest rates may also affect the Japanese economy, and, in turn, the value of the Japan Index. Rising interest rates may lower the value of the index and, thus, the securities. Falling interest rates may increase the value of the Japan Index and, thus, may increase the value of the securities.

     CHANGES IN THE VOLATILITY OF THE JAPAN INDEX MAY AFFECT THE TRADING VALUE OF THE SECURITIES. If the volatility of the Japan Index increases, we expect the trading value of the securities to increase. If the volatility of the Japan Index decreases, we expect the trading value of the securities to decrease.

     AS THE TIME REMAINING TO MATURITY OF THE SECURITIES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE SECURITIES WILL DECREASE. We anticipate that before their maturity, the securities may trade at a value above that which may be inferred from the level of interest rates and the index. This difference will reflect a "time premium" due to expectations concerning the value of the Japan Index during the period before the maturity of the securities. As the time remaining to maturity of the securities decreases, however, this time premium is expected to decrease, thus decreasing the trading value of the securities. In addition, the price at which you may be able to sell your securities before maturity may be at a discount, which may be substantial, from the minimum expected value at maturity if one or more values of the Japan Index used to calculate any additional amounts payable at maturity were below, equal to or not sufficiently above the initial value.

     CHANGES IN DIVIDEND RATES IN JAPAN ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE SECURITIES. If dividend rates on the stocks comprising the Japan Index increase, we expect the value of the securities to decrease. Conversely, if dividend rates on the stocks comprising the Japan Index decrease, we expect the value of the securities to increase. However, in general, rising Japanese corporate dividend rates may increase the value of the Japan Index and, in turn, increase the value of the securities. Conversely, falling Japanese dividend rates may decrease the value of the Japan Index and, in turn, decrease the value of the securities.

     CHANGES IN CURRENCY EXCHANGE RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE SECURITIES. Although the stocks comprising the Japan Index are traded in Japanese yen and the securities are denominated in U.S. dollars, any additional amounts payable at the maturity date will not be adjusted for the currency exchange rate in effect at the maturity of the securities. This additional amount is based upon the percentage increase in the Japan Index. The Japan Index is calculated using a constant U.S.$/Japanese Yen exchange rate. The value of the securities should not, therefore, be directly affected by the currency exchange rate. For example, if the Japan Index were to increase by 25% from its initial value to the final average value, you would receive $287.50 per $1,000 principal amount of your securities at maturity regardless of the U.S.$/Japanese Yen exchange rate prevailing at maturity. Changes in the exchange rate, however, may reflect changes in the Japanese economy which, of course, would affect the value of the index and the securities.

AMOUNTS PAYABLE ON THE MITTS SECURITIES MAY BE LIMITED BY STATE LAW

     New York State laws govern the 1983 Indenture under which the securities were issued. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

     While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.






                           MERRILL LYNCH & CO., INC.

     We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

          o   securities brokerage, trading and underwriting;

          o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

          o asset management and other investment advisory and recordkeeping services;

          o trading and brokerage of swaps, options, forwards, futures and other derivatives;

          o   securities clearance services;

          o   equity, debt and economic research;

          o banking, trust and lending services, including mortgage lending and related services; and

          o   insurance sales and underwriting services.

     We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

     Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is
(212) 449-1000.

     If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

     In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the Securities described in this prospectus.






                      RATIO OF EARNINGS TO FIXED CHARGES

     In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:




                                                                                        For the Three
                                              Year Ended Last Friday in December         Months Ended
                                           1994     1995     1996    1997      1998     March 26, 1999
                                           ----     ----     ----    ----      ----     --------------
Ratio of earnings to fixed charges(a)....   1.2      1.2     1.2      1.2      1.1          1.3
----------
(a)      The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.



     For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.






                           DESCRIPTION OF SECURITIES

     The securities were issued as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, which is more fully described in this prospectus.

     The securities will mature on January 31, 2000.

     While at maturity a beneficial owner of a security will receive the principal amount of that security plus the Supplemental Redemption Amount, there will be no payment of interest, periodic or otherwise. See "Payment at Maturity", below.

     The securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. Upon the occurrence of an Event of Default with respect to the securities, beneficial owners of the securities may accelerate the maturity of the securities, as described under "Description of Securities--Events of Default and Acceleration" and "Other Terms--Events of Default" in this prospectus.

     The securities were issued in denominations of $1,000 and integral multiples of $1,000.

PAYMENT AT MATURITY

     At maturity, a beneficial owner of a security will be entitled to receive the principal amount of each security plus a Supplemental Redemption Amount, if any, all as provided below. If the Final Average Value of the index does not exceed the Initial Value by more than approximately 13.04% a beneficial owner of a Security will be entitled to receive only the principal amount of each security and the Minimum Supplemental Redemption Amount. Although the index will initially be the Japan Index, under certain circumstances described herein a New Japan Index may be substituted for the Japan Index.

     At maturity, a beneficial owner of a security will be entitled to receive, with respect to each security:

     o    the principal amount, and

     o    the "Supplemental Redemption Amount" equal in amount to:

     principal amount   x   Final Average Value-Initial Value    x     115%
                            ---------------------------------
                                     Initial Value

provided, that the Supplemental Redemption Amount will not be less than the Minimum Supplemental Redemption Amount of $150 per $1,000 principal amount of securities.

     The "Initial Value" equals 195.46, the closing value of the Japan Index on January 20, 1994; provided, however, that a new Initial Value will be calculated as described in this prospectus if a New Japan Index is substituted for the Japan Index.

     The "Final Average Value" of the Japan Index will be determined by State Street Bank and Trust Company, the calculation agent and will equal the arithmetic average or the arithmetic mean of the Yearly Values, as defined below, for 1998, 1999 and 2000. The Yearly Value for any year will be calculated during the Calculation Period for that year which will be from and including January 22 in 1998, January 21 in 1999 and January 20 in 2000 to and including the fifth scheduled Business Day after each date. The Yearly Value for each year will equal the arithmetic average or arithmetic mean of the closing values of the index on the first Business Day in the applicable Calculation Period, provided that a Market Disruption Event shall not have occurred on that day and on each succeeding Business Day, provided that a Market Disruption Event shall not have occurred on the applicable day up to and including the last Business Day in the applicable Calculation Period (each, a "Calculation Date") until the calculation agent has so determined the closing values for five Business Days. If a Market Disruption Event occurs on two or more of the Business Days during a Calculation Period, the Yearly Value for the relevant year will equal the average of the values on Business Days on which a Market Disruption Event did not occur during the Calculation Period or, if there is only one Business Day, the value on such day. If a Market Disruption Event occurs on all Business Days during a Calculation Period, the Yearly Value for the relevant year shall equal the closing value of the Index on the last Business Day of the Calculation Period regardless of whether a Market Disruption Event shall have occurred on that day. A Yearly Value may be restated if the Substitution Event occurs after the determination of the Yearly Value, see "Substitution of the Index".

     A "Business Day", for purposes of determining the Final Average Value, is a day on which the Relevant Stock Exchange is open for trading.

     "Relevant Stock Exchange" means the American Stock Exchange or, if a New Japan Index has been substituted for the Japan Index, the U.S. stock exchange that publishes such New Japan Index. All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the securities.

     The following table illustrates, for a range of hypothetical Final Average Values, the total amount payable at maturity for each $1,000 principal amount of securities.


                                                                   TOTAL
             HYPOTHETICAL FINAL           PERCENTAGE               AMOUNT
              AVERAGE VALUE OF            CHANGE OVER            PAYABLE AT
              THE JAPAN INDEX            INITIAL VALUE            MATURITY
                   97.73                     -50%                 $1,150
                  117.28                     -40%                 $1,150
                  136.82                     -30%                 $1,150
                  156.37                     -20%                 $1,150
                  175.91                     -10%                 $1,150
                  195.46(1)                    0%                 $1,150
                  215.01                      10%                 $1,150
                  234.55                      20%                 $1,230
                  254.10                      30%                 $1,345
                  273.64                      40%                 $1,460
                  293.19                      50%                 $1,575
                  312.74                      60%                 $1,690
                  332.28                      70%                 $1,805
                  351.83                      80%                 $1,920
                  371.37                      90%                 $2,035
                  390.92                     100%                 $2,150
                  410.47                     110%                 $2,265
                  430.01                     120%                 $2,380

(1)  The Initial Value.

     The above figures are for purposes of illustration only. The actual total redemption amount received by investors will depend entirely on the actual Final Average Value determined by the calculation agent as provided herein. Because the Final Average Value will be based upon average values of the index which may be a New Japan Index substituted for the Japan Index, during specified periods in three successive years, a significant increase or decrease in the index as measured by the average values during the specified period in any year may be substantially or entirely offset by the average values of the Index during the specified periods in the other two years.

     You should review the historical performance of the Japan Index. The historical performance of the Japan Index should not be taken as an indication of future performance, and no assurance can be given that the Japan Index will increase sufficiently to cause the beneficial owners of the securities to receive an amount in excess of the principal amount and the Minimum Supplemental Redemption Amount at the maturity of the securities.

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENT

     If at any time the method of calculating the index, or its value, is changed in a material respect, or if the index is in any other way modified so that the index does not, in the opinion of the calculation agent, fairly represent the value of the index had these changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Final Average Value is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the index as if no changes or modifications had been made, and calculate the closing value with reference to the index, as adjusted. Accordingly, if the method of calculating the index is modified so that the value of the index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split in the index, then the calculation agent shall adjust the index in order to arrive at a value of the index as if it had not been modified, e.g., as if the split had not occurred.

     "Market Disruption Event" means either of the following events on a Business Day during a Calculation Period, as determined by the calculation agent:

     (a) a suspension or absence of trading on the TSE of 20% or more of the Underlying Stocks which then comprise the index or a Successor Index during the one-half hour period preceding the close of trading on the TSE; or

     (b) the suspension or material limitation on the Singapore International Monetary Exchange Ltd. (the "SIMEX"), Osaka Securities Exchange (the "OSE") or the Relevant Stock Exchange or any other major securities market of trading in futures or options contracts related to the index during the one-half hour period preceding the close of trading on the applicable exchange.

     For purposes of determining whether a Market Disruption Event has occurred:

          o a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange,

          o a decision to permanently discontinue trading in the relevant contract will not constitute a Market Disruption Event,

          o a suspension of trading in a futures or options contract on the index by the Relevant Stock Exchange or other major securities market by reason of

               o a price change exceeding limits set by the Relevant Stock Exchange or securities market,

               o    an imbalance of orders relating to any contracts or

               o a disparity in bid and ask quotes relating to any contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the index and

          o an "absence of trading" on the SIMEX, OSE, the Relevant Stock Exchange or a major securities market on which futures or options contracts related to the index are traded will not include any time when the SIMEX, OSE, the Relevant Stock Exchange or such securities market, as the case may be, itself is closed for trading under ordinary circumstances.

SUBSTITUTION OF THE INDEX

     Movements in the Japan Index correspond generally to movements in the Nikkei 225 Index published by Nihon Keizai Shimbun, Inc. ("NKS"), which is currently the most widely utilized index relating to Japanese equity securities, as measured by trading volume and open interest relating to the futures contract on the index or also known as the "Nikkei 225 Futures Contract". In October of 1993, NKS commenced the calculation and publication of a new broad-based, capitalization-weighted index referred to as the Nikkei 300 Index or also known as the "Nikkei 300 Index". Unlike the Nikkei 225 Index, which is a price-weighted index of 225 Japanese companies listed in the First Section of the TSE, the Nikkei 300 Index is a capitalization-weighted index of 300 Japanese companies listed in the First Section of the TSE. See "The Index--The New Japan Index" for a description of the Nikkei 300 Index. The OSE announced that, if a broad-based, capitalization-weighted index were introduced on the TSE, the OSE expected to establish a new futures contract on that index. Although the OSE has not as of the date of this prospectus introduced a new futures contract on the Nikkei 300 Index, any such contract which it may introduce at some future date is referred to in this prospectus as the "Nikkei 300 Futures Contract".

     If the Nikkei 300 Futures Contract is introduced and publicly traded on an exchange in Japan, and such contract develops trading volume and open interest exceeding that of the Nikkei 225 Futures Contract, ML&Co. believes this would indicate that the Nikkei 300 Futures Contract will have become more widely utilized than the Nikkei 225 Futures Contract. Therefore, in the event that a Nikkei 300 Futures Contract is publicly traded at some future date on an exchange in Japan and each of the additional conditions described below are fulfilled, a New Japan Index will be substituted for the Japan Index. From and after that time, the index used to determine the Supplemental Redemption Amount with respect to the securities will be the New Japan Index. Upon the substitution of the New Japan Index for the Japan Index, ML&Co. will cause notice thereof to be given to holders of the securities. Such notice will also state that, for purposes of calculating the Supplemental Redemption Amount, an adjusted Initial Value will be substituted for the original Initial Value. The adjusted Initial Value will be calculated as follows:

     Initial Value of Japan Index      x    current value of New Japan Index
     ----------------------------
     current value of Japan Index

where the current values of the Japan Index and of the New Japan Index will equal their respective levels reported by the relevant exchange at the close of business on the day that the calculation agent substitutes the New Japan Index for the Japan Index. If the Substitution Event occurs after the determination of a Yearly Value, the Yearly Value will be restated in terms of the New Japan Index under the following formula:

     Yearly Value prior to restatement      x      adjusted Initial Value
     ---------------------------------
         original Initial Value

The Supplemental Redemption Amount will then be calculated using the restated Yearly Value.

     A "Substitution Event" will have occurred if, as determined by the calculation agent, whose opinion shall be conclusive and binding on ML&Co. and on the holders of the Securities, the following conditions are fulfilled:

     (a) Nikkei 300 Futures Contracts shall be introduced and publicly traded on an exchange in Japan; and

     (b) The AMEX or another United States securities exchange publishes on a basis not less regularly than each day on which such exchange and the TSE are open for trading an index (the "New Japan Index") which:

               o for a period of 90 days immediately preceding the date of the Substitution Event has a correlation based on daily, closing value to closing value, percentage changes of not less than 90% with the Nikkei 300 Index; and

               o an option, warrant or other security which has payments determined by reference to the New Japan Index has been approved to be listed on a national securities exchange by the SEC; and

     (c)  Either of the following has occurred:

               o the Nikkei 225 Index is no longer published and/or the Nikkei 225 Futures have been delisted from trading on the OSE; or

               o the Nikkei 300 Futures Contracts publicly traded on exchanges in Japan have

                    o    greater average daily volume and

                    o greater average daily open interest than the Nikkei 225 Futures Contracts which trade on the OSE, each for any three-month period before the date of the Substitution Event, commencing on a futures expiration date on the OSE and ending on the following futures expiration date; and

     (d) To the extent required, ML&Co. shall have obtained any license necessary to use the New Japan Index as described in this prospectus. ML&Co. has agreed in the securities to use its reasonable efforts to obtain any such license.

     Notwithstanding the above, unless the Nikkei 225 Index is no longer published and/or the Nikkei 225 Futures Contracts shall have been delisted from trading on the OSE, a Substitution Event will not be deemed to have occurred on any of the 180 days next preceding the maturity date of the securities.

     All disclosure contained in this prospectus regarding the Nikkei 225 Index, Nikkei 225 Futures Contract, Nikkei 300 Index, Nikkei 300 Futures Contract, or their publisher, NKS, is derived from publicly available information as of January 20, 1994. NKS has no relationship with ML&Co. or the securities; it does not sponsor, endorse, authorize, sell or promote the securities, and has no obligation or liability in connection with the administration, marketing or trading of the securities.

DISCONTINUANCE OF THE INDEX

     If the AMEX discontinues publication of the Japan Index or, if a New Japan Index has been substituted for the Japan Index, publication of the New Japan Index has been discontinued and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the index (a "Successor Index"), then, upon the calculation agent's notification of any determination to the Trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by the American Stock Exchange or any other entity for the Japan Index or the New Japan Index, as the case may be, and calculate the Final Average Value as described above under "Payment at Maturity". Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice to be given to holders of the securities.

     If the AMS discontinues publication of the Japan Index or, if a New Japan Index has been substituted for the Japan Index, publication of the New Japan Index has been discontinued and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Dates, the value to be substituted for the index for any Calculation Date used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Date in accordance with the procedures last used to calculate the index before any discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the index as described below, the Successor Index or value shall be substituted for the index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

     If the AMEX discontinues publication of the Japan Index or, if a New Japan Index has been substituted for the Japan Index, publication of the New Japan Index has been discontinued, before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at such time, then on each Business Day until the earlier to occur of

     o    the determination of the Final Average Value; and

     o a determination by the Calculation Agent that a Successor Index is available,

the calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Date. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

     Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect trading in the Securities.

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to any securities shall have occurred and be continuing, the amount payable to a beneficial owner of a security upon any acceleration permitted by the securities will be equal to:

     o    the principal amount, plus

     o an additional amount of contingent interest calculated as though the date of early repayment were the maturity date of the Securities.

The Calculation Period used to calculate the final Yearly Value of the securities so accelerated will begin on the eighth scheduled Business Day next preceding the scheduled date for early redemption. If the final Yearly Value is the only Yearly Value which shall have been calculated with respect to the securities, the final Yearly Value will be the Final Average Value. If one or two other Yearly Values shall have been calculated with respect to the securities for prior years when the securities shall have been outstanding, the average (arithmetic mean) of the final Yearly Value and one other Yearly Value or two other Yearly Values, as the case may be, will be the Final Average Value. The Minimum Supplemental Redemption Amount with respect to any early redemption date will be an amount equal to the interest which would have accrued on the Securities from and including the date of original issuance to but excluding the date of early redemption at an annualized rate of 2.33%, calculated on a semiannual bond equivalent basis. See "Description of Securities--Payment at Maturity" in this prospectus.

     If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the securities.

     In case of default in payment at the maturity date of the securities whether at their stated maturity or upon acceleration, from and after the maturity date the securities shall bear interest, payable upon demand of their beneficial owners, at the rate of 5.5% per annum, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on such date in accordance with the terms of the securities to the date payment of this amount has been made or duly provided for.

GLOBAL SECURITIES

     Description of the Global Securities

     Beneficial owners of the securities may not receive physical delivery of the securities nor may they be entitled to have the securities registered in their names. The securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC (DTC, together with any successor thereto, being a "depositary"), as depositary, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of that successor.

     So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the securities represented by a global security will not be entitled to have the securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC Procedures

     The following is based on information furnished by DTC:

     DTC is the securities depositary for the securities. The securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the securities in the aggregate principal amount of the securities, and were deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the AMEX and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of securities under DTC's system must be made by or through direct participants, which will receive a credit for the securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

     To facilitate subsequent transfers, all securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the securities are credited on the record date identified in a listing attached to the omnibus proxy.

     Principal, premium, if any, and/or interest, if any, payments on the securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

     Exchange for Certificated Securities

     If:

     o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

     o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

     o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the securities,

the global securities will be exchangeable for securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

     In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the Depositary. In that event, Securities in definitive form will be printed and delivered.

     The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

     All payments of principal and the Supplemental Redemption Amount, if any, will be made by ML&Co. in immediately available funds so long as the securities are maintained in book-entry form.







                                   THE INDEX

THE JAPAN INDEX

     The index for purposes of calculating the Supplemental Redemption Amount will initially be the Japan Index. This information reflects the policies of the American Stock Exchange; such policies are subject to change in the discretion of the American Stock Exchange.

     The Japan Index is a stock index calculated, published and disseminated by the American Stock Exchange that measures the composite price performance of selected Japanese stocks. The Japan Index is based on highly capitalized Underlying Stocks trading on the TSE representing a broad cross-section of Japanese industries. All the Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the Tokyo Stock Exchange. Options contracts on the Japan Index are traded on the American Stock Exchange.

     The level of the Japan Index is disseminated via the Consolidated Tape Authority Network-B, commonly referred to as the "American Stock Exchange Tape". The American Stock Exchange Tape symbol for the Japan Index is "JPN". The level of the Japan Index is calculated once per day using last sale prices only, i.e., not "special bid quotes" or "special ask quotes" which are used in connection with other stock indices, for transactions in Underlying Stock on the TSE.

     The Japan Index is a modified, price-weighted index, i.e., an Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer, which is calculated by

     o multiplying the per share price of each Underlying Stock by the corresponding weighing factor for such Underlying Stock (a "Weight Factor"),

     o    calculating the sum of all these products, and

     o    dividing such sums by a divisor.

     The divisor, initially set in September 1990 at 9,799,460, was 9,608,946 as of January 20, 1994, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (Y)50 by the par value of the relevant Underlying Stock and multiplying the result by 100, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Y)50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Japan Index.

     In order to maintain continuity in the level of the Japan Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Japan Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Japan Index. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Japan Index immediately after such change, will equal the level of the Japan Index immediately before the change.

     Underlying Stocks may be deleted or added by the AMEX. However, to maintain continuity in the Japan Index, the policy of the AMEX is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted due to

     o    bankruptcy of the issuer,

     o merger of the issuer with, or acquisition of the issuer by, another company,

     o    delisting of such stock, or

     o failure of such stock to meet, upon periodic review by the AMEX, market value and trading volume criteria established by the AMEX (as such may change from time to time).

Upon deletion of a stock from the Underlying Stocks, the AMEX may select a suitable replacement for the deleted Underlying Stock. The policy of the AMEX is to announce any change in advance via distribution of an information circular.

     The AMEX is under no obligation to continue the calculation and dissemination of the Japan Index. The securities are not sponsored, endorsed, sold or promoted by the AMEX. No inference should be drawn from the information contained in this prospectus that the AMEX makes any representation or warranty, implied or express, to ML&Co., beneficial owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities in particular or the ability of the Japan Index to track general stock market performance. The AMEX has no obligation to take the needs of ML&Co. or beneficial owners of the securities into consideration in determining, composing or calculating the Japan Index. The AMEX is not responsible for, and has not participated in the determination or calculation of the equation by which the Supplemental Redemption Amount with respect to the securities will be determined. The AMEX has no obligation or liability in connection with the administration, marketing or trading of the securities.

     The use of and reference to the Japan Index in connection with the Securities has been consented to by the AMEX, the publisher of the Japan Index. "Japan Index" is a service mark of the AMEX.

     None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Japan Index or any Successor Index. The AMEX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Japan Index or the manner in which such index is applied in determining the Supplemental Redemption Amount with respect to the securities.

     You should review the historical performance of the index. The historical performance of the index should not be taken as an indication of future performance, and no assurance can be given that the index will increase sufficiently to cause the beneficial owners of the securities to receive an amount in excess of the principal amount and the Minimum Supplemental Redemption Amount at the maturity of the securities.

THE TOKYO STOCK EXCHANGE

     The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

     Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Japan Index on such trading day will generally be available in the United States by the opening of business on the same calendar day.

     The TSE has adopted measures intended to prevent any extreme short-term price fluctuation resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. Any stock listed on the TSE cannot be traded at a price outside of these limits which are stated in absolute Japanese yen, and not percentage, limits from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter orders and balance supply and demand for the stock. You should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Japan Index may be limited by price limitations on, or by suspension of trading in, individual stocks which comprise the Japan Index which may, in turn, adversely affect the value of the securities or result in a Market Disruption Event. See "Description of Securities--Adjustments to the Index; Market Disruption Event".

THE NEW JAPAN INDEX

     Under certain circumstances, a New Japan Index may be substituted for the Japan Index for purposes of calculating the Supplemental Redemption Amount. The New Japan Index would be an index published by the AMEX or another United States securities exchange with a high correlation to the Nikkei Stock Index
300. See "Substitution of the Index".

     The Nikkei Stock Index 300 is an index calculated, published and disseminated by NKS, that measures the composite price performance of stocks of 300 Japanese companies. All 300 stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Publication of the Nikkei Stock Index 300 began on October 8, 1993.

     The Nikkei Stock Index 300 is a market capitalization-weighted index which is calculated by

     o multiplying the per share price of each stock included in the Nikkei Stock Index 300 by the number of outstanding shares, excluding shares held by the Japanese Government,

     o calculating the sum of all these products, such sum being hereinafter referred to as the "Aggregate Market Price",

     o dividing the Aggregate Market Price by the Base Aggregate Market Price, i.e. the Aggregate Market Price as of October 1, 1982, and

     o multiplying the result by 100. Larger companies' shares have a larger effect on moving the entire index than smaller companies' shares.

     Although the Nikkei Stock Index 300 was first published in October 1993, NKS has calculated values for the Nikkei Stock Index 300 for the period from October 1, 1982 through October 8, 1993. The stocks included in the Nikkei Stock Index 300, such stocks being hereinafter referred to as the "Underlying Stocks", were selected from a reference group of stocks which were selected by excluding stocks listed in the First Section of the TSE that have relatively low market liquidity or extremely poor financial results. The Underlying Stocks were selected from this reference group by

     o selecting from the remaining stocks in this reference group the stocks with the largest aggregate market value in each of 36 industrial sectors and

     o selecting additional stocks, with priority within each industrial sector given to the stock with the largest aggregate market value, so that the selection ratios, i.e. the ratio of the aggregate market value of the included stocks to that of the stocks in the reference group, with respect to all 36 industry sectors will be as nearly equal as possible and the total number of companies with stocks included in the Nikkei Stock Index 300 will be 300.

     In order to maintain continuity in the level of the Nikkei Stock Index 300, the Nikkei Stock Index 300 will be reviewed annually by NKS and the Underlying Stocks may be replaced, if necessary, in accordance with the "deletion/addition rule". The "deletion/addition" rule provides generally for the deletion of a stock from the Nikkei Stock Index 300 if such stock is no longer included in the reference group or if the aggregate market value of such stock is low relative to other stocks in the relevant industry sector. Stocks deleted pursuant to the "deletion/addition" rule will be replaced by stocks included in the reference group which have relatively high aggregate market values. In addition, stocks may be added or deleted from time to time for extraordinary reasons.

     All disclosure contained in this prospectus regarding the Nikkei 225 Index, Nikkei 225 Futures Contract, Nikkei Stock Index 300, Nikkei 300 Futures Contract, or their publisher, NKS, is derived from information publicly available as of January 20, 1994. NKS has no relationship with ML&Co. or the securities; it does not sponsor, endorse, authorize, sell or promote the securities, and has no obligation or liability in connection with the administration, marketing or trading of the securities.





                                  OTHER TERMS

     The securities were issued as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the securities of which this prospectus is a part. The following summaries of certain provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

     Series of senior debt securities may from time to time be issued under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

     The 1983 Indenture and the securities are governed by and construed in accordance with the laws of the State of New York.

     ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

     The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of ML&Co. itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

LIMITATIONS UPON LIENS

     ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

     "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

LIMITATION ON DISPOSITION OF VOTING STOCK OF, AND MERGER AND SALE OF ASSETS BY, MLPF&S

     ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, MLPF&S remains a Controlled Subsidiary.

     "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

     In addition, ML&Co. may not permit MLPF&S to:

     o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

     o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

MERGER AND CONSOLIDATION

     ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

     o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

     o pay any amounts due and payable or deliverable with respect to all the Senior Debt Securities; and

     o perform and observe of all of ML&Co.'s obligations under the 1983 Indenture, and

     o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

MODIFICATION AND WAIVER

     ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of debt securities affected. However, without the consent of each holder of any outstanding debt security affected, no amendment or modification to any Indenture may:

     o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

     o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

     o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

     o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

     o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

     No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

EVENTS OF DEFAULT

     Each of the following will be Events of Default with respect to senior debt securities of any series:

     o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

     o    default in the payment of any principal or premium when due;

     o    default in the deposit of any sinking fund payment, when due;

     o default in the performance of any other obligation of ML&Co. contained in the Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

     o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

     o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

     If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

     The holders of a majority in principal amount or aggregate issue price of the outstanding debt securities of any series of senior debt securities may waive an Event of Default with respect to that series, except a default:

     o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

     o in respect of an obligation or provision of any Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each series of debt securities affected.

     The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

     The securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

     ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.






                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the securities and other securities. For further information on ML&Co. and the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.


               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

     o    incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

     o    annual report on Form 10-K for the year ended December 25, 1998;

     o    quarterly report on Form 10-Q for the period ended March 26, 1999;
          and

     o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
          February 23, 1999, March 26, 1999, April 13, 1999, April 19, 1999,
          May 26, 1999, May 28, 1999 and June 1, 1999.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

     o    reports filed under Sections 13(a) and (c) of the Exchange Act;

     o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     o    any reports filed under Section 15(d) of the Exchange Act.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.


                              PLAN OF DISTRIBUTION

     This prospectus has been prepared in connection with secondary sales of the securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the securities.

     MLPF&S may act as principal or agent in these market-making transactions.

     The securities may be offered on the AMEX or off the exchange in negotiated transactions or otherwise.

     The distribution of the securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.


                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.